Filed by Pace Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pace Holdings Corp.

Commission File No.: 001-37551

Date: December 13, 2016

Reza Akhavi (Deutsche Bank Securities, Inc.):

•	Hello, this is Reza Akhavi with Deutsche Bank Securities. Before we begin, I’d like to remind you that our remarks contain forward-looking statements and we refer you to slide two of the presentation and to our press release for a detailed discussion of these forward-looking statements and the associated risks. There is a presentation that is filed with the SEC that will accompany today’s discussion. Pace and Playa will not be fielding questions at this time.

•	I’d like to introduce today’s speakers: Bruce Wardinski, Chairman and CEO of Playa, and Karl Peterson, President and CEO of Pace Holdings.

Karl Peterson:

•	Thank you. This is Karl Peterson, appreciate you dialing into this call. We will be discussing our combination of Pace Holdings and Playa Hotels and Resorts.

•	Playa is a leader in the high-growth, all-inclusive resorts segment and employs an owner-operator strategy.

•	We are really excited to announce that earlier today, we signed a definitive agreement to combine Pace and Playa. We have known Bruce for a long time, so we have witnessed his successful stewardship of two other public hospitality companies, and we are thrilled to have the opportunity to work with Bruce and his team on this venture.

•	As you may know, Pace has been trading on the NASDAQ under the PACE symbol since our successful IPO last September, when we raised $450mm from a strong roster of investors.

•	Since then, we’ve been actively looking to partner with an attractive company that is ready to enter the public arena, but with a business plan that we thought Pace can help accelerate by providing insights and assistance as well as an infusion of capital. We think that Playa fits that mandate extremely well.

•	Bruce founded Playa after recognizing the favorable industry trends and the extremely attractive unit economics of the all-inclusive resort business. He also saw that Playa could emerge as a leader in this sector by innovating on the customer experience and further raising the bar by bringing the Hyatt brand to these markets. The next logical steps in this journey are for Playa to access growth capital and address the consumer-direct sales opportunity.

•	As you may know, I have spent most of the last 20 years actively engaged in both travel and technology investments. I’ve been on both the agency side, the supplier side, as well as the technology that connects them in between. I previously was the founder and CEO of Hotwire.com, which is now part of Expedia, and subsequently I led the investment of Sabre and Norwegian Cruise Lines for TPG. These investments help us with pattern recognition and our experience with travel distribution issues help us really recognize that direct-to-consumer sales opportunity is really big here, and we’re keen to work with the Playa management team to implement best practices, and accelerate this transition to more consumer-direct sales.

•	At the end of this call, I will go through the transaction specifics and the expected timeline, but our agreement at an Enterprise Value of $1.75bn represents we think an attractive entry price, this is roughly 9.7x 2017E Adjusted EBITDA, which is a discount to the comparables despite Playa’s higher growth and free cash flow conversion.

•	I will now turn it over to Chairman and CEO Bruce Wardinski to give you more insights into Playa’s leadership position in this sector and the key elements of our value-creation plan. Bruce?

Bruce Wardinski

•	Thanks, Karl. Let me begin by giving you my perspective on this transaction.

•	We began talking with Karl and his colleagues at TPG earlier this summer because we saw an opportunity to raise additional capital, improve our balance sheet, and drive consolidation in our sector.

•

As you may be aware, we also filed an S-1 to go public a few months back, but after having extensive conversations with Pace and TPG, and evaluating all of our alternatives, it became clear that a business combination with Pace was a superior alternative for Playa. By raising up to $500mm of primary capital, we will bolster our balance sheet and enable us to accelerate our growth initiatives. By acquiring a public currency, we can also become an attractive merger partner for asset owners who prefer stock as consideration. But I see this as more than just capital, and I am truly excited about the opportunity to partner with Pace. I have known and worked with a number of TPG’s partners for almost 20 years, and I have always been interested in working with TPG and its affiliates. I’m a firm a believer in the value they can contribute to Playa, and I expect to see that value extend into many areas of our business.

•	Now, let me turn to Playa and why all-inclusive resorts are an attractive opportunity.

•	You know the saying in real estate, “location, location, location”—well, we own 13 great resorts in highly desirable locations, including some of the best beachfront properties in our markets.

○	We own resorts in some of the best location in Cancun, the only private beach in Puerto Vallarta, and our Zilara Cancun has 100% of the rooms all ocean front.

•	The all-inclusive model is highly attractive. If you look at some of the statistics in the presentation, you will see a few of the key drivers for our business:

○	We have very high occupancy, in the 75-90% range, and even a bit more in some of our resorts, given the year-round beach destinations in which we operate.

○	As an all-inclusive resort business, we generate a significant amount of revenue on high-margin F&B spend as well as ancillary sales, such as spa treatments and room upgrades, which further add to our attractive economics.

○	Our leisure customers book—and often pay—in advance, giving us both high visibility on forward bookings and more stable results, as we are not exposed to transient corporate demand, which is more cyclical.

○	Our Adjusted EBITDA margins run at 30% during this year, but we expect to be at 35% in the near future as a result of a few key factors that we will discuss later in the call.

•	As you may know, leisure travel-centric businesses tend to thrive and grow in times of economic expansion and also have the added benefit of tending to outperform in periods of economic contraction. Our business is no exception. We have the ability to flex our cost structure when we lower our rates, and as a result, we have the ability to fare better than other segments of the lodging market during a downturn.

•	Playa and our resort markets are also favorably positioned to benefit from a few key trends:

○	Supply growth is limited. To open a new resort, you need a great beachfront location, so supply in our markets is more limited than in urban settings.

○	There are strong tailwinds for visitation from global tourists to our markets.

○	The Open Skies Agreement, which recently went into effect, is another important driver. Under this agreement, governmental approvals are not required for US and Mexican airlines to serve markets in both countries. We would expect that to mean more capacity and lower prices, trends we see modestly accelerating next year as well. This is great for us. It makes it easier and more affordable for our customers to get to us, and it is a driver for a favorable RevPAR outlook.

•	Our relationship with Hyatt is truly differentiating. Hyatt agreed to create two all-inclusive brands with us, Hyatt Ziva and Hyatt Zilara, of which we are the sole franchisee, and it is the first US brand to enter this segment.

•	This relationship has resulted in significant financial benefits: higher ADR, RevPARs, and Adjusted EBITDA for these properties.

•	Our relationship with Hyatt will also help us continue to drive our direct-to-consumer sales opportunity.

•	Hyatt has been a great partner and they will remain a significant equity owner after this transaction.

•	This industry is highly fragmented, with a limited number of branded players and many family-owned businesses. We created Playa by buying some assets at attractive valuations and meaningfully improving Adjusted EBITDA by changing their operations to our model. We expect to do more of that as a public company.

•	Our business plan has two components: we intend to optimize the existing portfolio of 13 resorts and we’ll use our balance sheet, strengthened by the infusion of new capital, to expand these resorts and add new ones.

•	As far as optimizing the current portfolio, I would mention a few key drivers:

○	First, we have recently completed major renovations at four Hyatt resorts. 2016 was the first of three years of above-average growth before we would consider them to be stabilized assets.

○	Second, we have an opportunity to add a brand just beneath the Hyatt experience level, and have signed a licensing agreement with a well-known brand in the US to do that. We expect to announce that early next month.

○	Third, we don’t currently operate 5 of our resorts. We believe the profit potential of our current portfolio understates what it could be if, and when, we become the operator of those assets. Any potential Adjusted EBITDA pick up would be highly accretive for us.

○	Finally, distribution. Today we lag the industry in that only 9% of our bookings are direct, and we can do much better on that front. Our deal with Pace should help us accelerate consumer-direct bookings. Leisure travelers are highly conditioned to book their own travel, and we can drive down our distribution costs significantly by shifting to a distribution mix comparable to the rest of the industry.

•	On the subject of expanding our existing resorts and growing our overall number of resorts, there are a number of attractive projects that I am excited about, and we will now have access to capital to green-light those projects.

•	We have demonstrated that we can redevelop assets and earn attractive ROIs while doing so, and we have a long list of smaller projects that drive outsized returns.

○	We see the opportunity to bring the Hyatt brands to the Dominican Republic with a potential new development in Cap Cana, which is attractive financially and would be a highly strategic addition to our portfolio. There are other markets where we think a similar strategy will be effective.

○	We have built our corporate overhead to manage a larger resort base than we currently manage, so we expect that cost base to grow less than the top-line expansion we expect to see.

○	Since we already have a fully-loaded corporate overhead base that is designed to manage a larger platform, we have the ability to manage assets for third parties. In addition to managing our existing assets and future owned assets, we can potentially take on additional asset light management contracts. We expect these will be high ROI fee streams that we can easily take on given our full-time management capabilities.

•	I will now hand it back over to Karl to walk through the transaction.

Karl Peterson:

•	Thanks, Bruce. First, a few points on the financials:

○	We expect the 2016 results will be resulting in $153mm of Adjusted EBITDA and the 30% margins referenced earlier. Maintenance capex is low, 3.5%-4% of revenues, so the FCF margins are quite attractive.

○	As we look forward to 2017, we have solid visibility on the outlook for $180mm of Adjusted EBITDA next year, given the forward booking curve and the peak season leading up to and through Easter. The growth in 2017 is expected to be driven by solid RevPAR growth from our stabilized assets, above-average growth in recently redeveloped assets, which will be in the second year of a three-year stabilization trend, and the early benefits of the distribution initiatives, which we expect to start rolling through in the latter part of the year. We do, however, expect that revenue growth will be slightly offset by a modest amount of growth in corporate expenses.

○	It is important to note that this outlook is based on a currency exchange rate of 18.5 pesos to the dollar, which is below the current spot rate. The majority of Playa’s revenues are in dollars and other foreign currencies, with only 5-6% of its revenues coming in pesos. At the same time a majority of its operating costs are in pesos. Therefore the company benefits from a weakening peso and a strengthening dollar, and each peso to the dollar move affects the cost structure by a little more than $6mm. Additionally, given its corporate structure, Playa will have a low tax rate.

○	The transaction is outlined in greater detail towards the end of the presentation, but the highlights include:

◾	Enterprise value of $1.75bn, which equates to a multiple of 9.7x 2017 adjusted EBITDA and 11.1x Adjusted EBITDA less maintenance capex.

◾	The transaction will retire all of the outstanding preference shares, and net debt to 2017 Adjusted EBITDA outlook will be 3.8x. Importantly, Playa will have approximately $160mm of cash on its balance sheet at closing.

◾	From our perspective, we think the entry multiple is attractive. Playa has grown faster than the most comparable companies and has a superior cash conversion, trends that we expect to continue.

◾	At the same time, the $10/share price represents a discount to these comps, on both the EBITDA and the EBITDA less capex metric.

◾	Because Playa is an owner-operator, we also think that the downside protection from owning this highly desirable portfolio at $285,000 / key is an attractive element.

•	Another key element that is absolutely critical to this transaction is backing Bruce and his team, who will continue to drive the company. I will be joining the Playa board along with two additional appointments that we will make in the coming weeks.

•	We expect to file our initial S-4 statement with the SEC as soon as practical after today’s announcement and we expect to be in position to file the final proxy statement in the first quarter of 2017, with closing to occur a few weeks after that record date is set.

•	I would like to conclude today by reiterating our enthusiasm for this transaction and the chance to continue building this really world-class company. In our view, this is an attractive time to pursue this opportunity. We see how the existing portfolio can be more profitable, and we feel strongly that Bruce and the rest of the Playa team should own and operate more resorts and expand their successful relationship with Hyatt. Bruce, I look forward to helping you make that happen.

Reza Akhavi:

•	Ladies and gentlemen, this concludes our presentation for today. Thank you for your time.

Additional Information and Where to Find It

Pace Holdings Corp. (“Pace”) and Playa Hotels & Resorts B.V. (“Playa”) intend to cause Porto Holdco B.V. (“Holdco”) to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus with respect to Holdco’s securities to be issued in connection with the proposed business combination between Pace and Playa. The definitive Registration Statement will contain important information about the proposed business combination and related matters. PACE SHAREHOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Pace, Holdco or Playa with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, shareholders will be able to obtain free copies of the Registration Statement by directing a request to: Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: Pace@tpg.com, Attn: Mr. Clive D. Bode.

Participants in the Solicitation

Pace, Playa, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Pace’s shareholders in connection with the proposed business combination. Information about Pace’s directors and executive officers is set forth in Pace’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on January 26, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: Pace Holdings Corp., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102, email: Pace@tpg.com, Attn: Mr. Clive D. Bode. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Pace stockholders in connection with the proposed business combination will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Pace and Playa intend to cause Holdco to file with the SEC.

Forward Looking Statements

This Current Report includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include projected financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Pace, Playa or the combined company after completion of any proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination; (4) costs related to the proposed business combination; (5) changes in applicable laws or regulations; (6) the possibility that Playa or Pace may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties indicated from time to time in the final prospectus of Pace, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission by Pace. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Pace and Playa undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Cayman Islands.